April 1, 2002

Office of the Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Dear Sir/Madam:

We have read the a., b., c. and e. paragraphs of Item 4 included in the Form 8-K dated March 29, 2002 of Allied Capital Corporation to be filed April 3, 2002 with the Securities and Exchange Commission and are in agreement with the statements contained therein.

Very truly yours,

/s/ Arthur Andersen LLP

cc: Ms. Penni Roll, CFO, Allied Capital Corporation